Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REFINANCES FIRST CANADIAN PLACE
IN TORONTO FOR C$310 MILLION, 5-YEAR TERM
TORONTO, December 1, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX), its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX), along with ownership partners Canada Pension Plan Investment Board (CPPIB) and Alberta Investment Management Corporation (AIMCo), today announced the completion of the refinancing of First Canadian Place in Toronto with C$310 million, five-year first mortgage bonds. CIBC World Markets Inc. and RBC Dominion Securities Inc. acted as agents on the transaction.
The financing was completed at a fixed rate of 5.367%. Proceeds from the financing will be used to repay the existing first mortgage bonds which matured on December 1, 2009 and to pay for costs associated with the building’s rejuvenation program previously announced on September 23, 2009.
“The ability to execute a large-scale refinancing in a still challenging credit environment underscores the market’s high regard for premier assets like First Canadian Place,” said Tom Farley, President & CEO of Brookfield’s Canadian Commercial Operations.
First Canadian Place is a 72-storey, 2.7-million-square-foot class “AAA” office and retail complex located in the heart of Toronto’s central business district. Canada’s tallest office tower, it is an iconic and dominant feature of the Toronto skyline. The property is currently 95% leased and has been the headquarters of the Bank of Montreal since the building opened in 1975.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 109 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in

North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Profile
BPO Properties Ltd., 90% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 28 commercial properties totaling 18.3 million square feet and five development sites totaling 5.4 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) — Company and Real Estate Industry Risks,” and in the companies’ annual reports under the heading “Management’s Discussion and Analysis.” The companies undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.
Contact: Melissa Coley, Vice President, Investor Relations and Communications telephone: (212) 417—7215; email: melissa.coley@brookfieldproperties.com